M



10035961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67368 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2600, 520-5th ave SW
(No. and Street)

Calgary (City) Alberta, Canada (State) T2P 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111-5th ave SW (Address) Calgary, (City) Alberta, Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

3/15/10

# OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Capital (USA) Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Signature

Nancy Peck, CFO
Title

Notary Public

Christine R. Thibert
Barrister and Solicitor

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Jennings Capital (USA) Inc.

Financial Statements
**December 31, 2009 and 2008**
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

**February 25, 2010**

**Independent Auditors' Report**

**To the Board of Directors of**
**Jennings Capital (USA) Inc.**

We have audited the accompanying statement of financial condition of **Jennings Capital (USA) Inc.** as of December 31, 2009 and 2008 and the related statements of operations, comprehensive income and retained earnings, cash flows, changes in shareholder's equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jennings Capital (USA) Inc. at December 31, 2009 and 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

**Chartered Accountants**
**Calgary, Alberta, Canada**

# Jennings Capital (USA) Inc.

Statement of Financial Condition

**As at December 31, 2009 and 2008**

(expressed in U.S. dollars)

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash | 948,664 | 761,467 |
| Due from parent | 10,874 | 101,511 |
| Due from client | - | 21,131 |
| Accounts receivable | - | 5,000 |
| Prepaid expenses | 15,422 | 13,689 |
| | 974,960 | 902,798 |
| **Intangible asset** (note 3) | 47,591 | 77,052 |
| | 1,022,551 | 979,850 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable | 19,652 | 11,438 |
| Due to client | - | 21,131 |
| Income taxes payable | 12,727 | 89,679 |
| | 32,379 | 122,248 |
| **Shareholder's Equity** | | |
| **Capital stock** (note 4) | 650,100 | 650,100 |
| **Retained earnings** | 340,072 | 207,502 |
| | 990,172 | 857,602 |
| | 1,022,551 | 979,850 |

The accompanying notes are an integral part of these financial statements.

**Approved by the Board of Directors**


**Director**


**Director**

# Jennings Capital (USA) Inc.

Statements of Operations, Comprehensive Income and Retained Earnings

**For the years ended December 31, 2009 and 2008**

(expressed in U.S. dollars)

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Revenue** | | |
| Underwriting | 155,504 | 69,351 |
| Commission | 528,766 | 492,935 |
| Other | 17,733 | 59,940 |
| | 702,003 | 622,226 |
| **Expenses** | | |
| General and administrative | 545,408 | 491,815 |
| Amortization of intangible asset | 29,461 | 29,461 |
| | 574,869 | 521,276 |
| **Income before taxes** | 127,134 | 100,950 |
| **Income tax expense** | | |
| Current | (5,436) | 25,578 |
| **Net earnings and comprehensive income** | 132,570 | 75,372 |
| **Retained earnings – Beginning of year** | 207,502 | 132,130 |
| **Retained earnings – End of year** | 340,072 | 207,502 |

The accompanying notes are an integral part of these financial statements.

# Jennings Capital (USA) Inc.

Statement of Cash Flows

**For the years ended December 31, 2009 and 2008**

(expressed in U.S. dollars)

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Cash provided by (used in)** | | |
| **Operating activities** | | |
| Net income for the year | 132,570 | 75,372 |
| Items not affecting cash | | |
| Amortization of intangible asset | 29,461 | 29,461 |
| Change in non-cash working capital | | |
| Due from parent | 90,637 | (88,953) |
| Due from client | 21,131 | (21,131) |
| Accounts receivable | 5,000 | (5,000) |
| Prepaid expenses | (1,733) | 1,761 |
| Accounts payable | 8,214 | (7,417) |
| Due to client | (21,131) | 21,131 |
| Income taxes payable | (76,952) | 14,968 |
| | 187,197 | 20,192 |
| **Financing activities** | | |
| Repurchase of common shares | - | (500,000) |
| **Change in cash during the year** | 187,197 | (479,808) |
| **Cash – Beginning of year** | 761,467 | 1,241,275 |
| **Cash – End of year** | 948,664 | 761,467 |

During the year, net cash taxes of $30,760 were received (2008 - none) and net cash interest of $8,324 was paid (2008 - $16,717 was received).

The accompanying notes are an integral part of these financial statements.

# Jennings Capital (USA) Inc.

Statement of Changes in Shareholder's Equity

**For the years ended December 31, 2009 and 2008**

(expressed in U.S. dollars)

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Net earnings for the year** | 132,570 | 75,372 |
| Repurchase of common shares | - | (500,000) |
| **Shareholder's equity – Beginning of year** | 857,602 | 1,282,230 |
| **Shareholder's equity – End of year** | 990,172 | 857,602 |

The accompanying notes are an integral part of these financial statements.

# Jennings Capital (USA) Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

**As at December 31, 2009 and 2008**

(expressed in U.S. dollars)

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Subordinated loans – Beginning of year** | - | - |
| **Increases (decreases) during the year** | | |
| Subordinated loans | - | - |
| **Subordinated loans – End of year** | - | - |

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

## 1 Basis of Presentation

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934. These statements are intended solely for the use of regulators as described on rule 17a-5 of the United States Securities and Exchange Commission ("SEC").

Jennings Capital (USA) Inc. ("JCIUSA") operates as an investment dealer. JCIUSA is a member of the Financial Industry Regulatory Authority ("FINRA"). JCIUSA is subject to regulation by FINRA. Under FINRA regulations, JCIUSA is required to maintain a minimum net capital. JCIUSA currently meets the capital requirements of FINRA.

## 2 Significant accounting policies

### a) Securities

Securities transactions and related revenues are recorded on a trade date basis.

### b) Revenue recognition

New issues revenue is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

### c) Income taxes

JCIUSA follows the asset and liability method of accounting for income tax. Under this method future income taxes are recognized using applicable enacted income tax rates attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

### d) Intangible asset

The intangible asset is being amortized on a straight line basis over five years commencing in the month the intangible asset was acquired.

### e) Foreign exchange

The functional currency of Jennings Capital Inc. ("JCI") the Canadian parent, is the Canadian dollar. The functional currency of JCIUSA (a wholly owned subsidiary of JCI) is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency

(expressed in U.S. dollars)

other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

**f) Management estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. The significant management estimate in JCIUSA is estimating the useful like of the intangible asset. Actual results could differ from those estimates.

**g) Recently adopted accounting pronouncements**

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance entitled, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles of the United States of America ("GAAP"). This new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance has changed how JCIUSA references various elements of GAAP when preparing its financial statement disclosures, but did not have any impact on its financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (now included in ASC Topic 855, Subsequent Events). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 does not apply to the accounting for and disclosure of subsequent events addressed in other generally accepted accounting principles. Effective June 30, 2009 JCIUSA adopted SFAS No. 165 for disclosures of events or transactions not within the scope of other applicable GAAP. The adoption of this standard had no impact on JCIUSA's financial position, results of operations or cash flows.

Effective October 1, 2008, JCIUSA adopted SFAS No. 157, Fair Value Measurements (now part of ASC Topic 820, Fair Value Measurements and Disclosures), as amended, for its financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit assets or liabilities to be measured at fair value, and does not require any new fair value measurements. Additionally, SFAS No. 157 requires retrospective application to financial instruments that were measured at fair value upon initial recognition at the transaction price. The adoption of this standard has resulted in increased disclosures for JCIUSA but has not had an impact on its financial position, results of operations or cash flows.

In September 2009, the FASB issued Accounting Standards Update ("ASU") 2009-06, "Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic

(expressed in U.S. dollars)

Entities". ASU 2009-06 provides additional implementation guidance on accounting for uncertainty in income taxes and eliminates the disclosures required by paragraph ASC Topic 740-10-50-15(a) through (b) for nonpublic entities. JCIUSA adopted the provisions of ASU 2009-06, and its adoption did not have a material impact on its financial statements.

## 3 Intangible asset

The intangible asset relates to costs incurred to acquire the licences required to operate in the United States of America. The intangible asset is being amortized on a straight line basis over five years, which is the expected period of benefit for these expenditures.

| | | | **2009** | **2008** |
|---|---|---|---|---|
| | **Cost** $ | **Accumulated amortization** $ | **Net** $ | **Net** $ |
| Costs for regulatory licenses | 147,513 | 99,922 | 47,591 | 77,052 |

## 4 Capital stock

The following capital stock has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

| | | **2009** | | **2008** |
|---|---|---|---|---|
| | **Number of shares** | **Amount** $ | **Number of shares** | **Amount** $ |
| Class C common shares | | | | |
| Outstanding – Beginning of year | 103 | 650,100 | 104 | 1,150,100 |
| Repurchase during the year | - | - | (1) | (500,000) |
| Outstanding – End of year | 103 | 650,100 | 103 | 650,100 |

## 5 Financial instruments

JCIUSA's transactions are executed primarily on behalf of financial institutions including mutual funds, banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, JCIUSA may be required to discharge the obligations of the non-performing party and, in such circumstances, JCIUSA may sustain a loss. These exposures are generally of short duration and there is no significant concentration of credit risk held with any one institution.

(expressed in U.S. dollars)

JCIUSA's financial assets and liabilities include cash, due from parent, due from client, accounts receivable, accounts payable and due to client. The fair value approximates the carrying value of these items due to their current nature.

## 6 Related party transactions

At December 31, 2009, JCI owned 100% (2008 – 100%) of the outstanding common shares of JCIUSA. JCIUSA paid JCI $484,020 (2008 - $412,451) in management fees for payouts and other indirect costs. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration agreed to by the related parties. The intercompany receivable of $10,874 (2008 - $101,511) represents the net balance of management fees for payouts and other indirect costs owed by JCIUSA to JCI and commission revenue collected by JCI on behalf of JCIUSA.

## 7 Net capital

At December 31, 2009, JCIUSA had net capital of $914,482, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $664,482. See Schedule 1.

(expressed in U.S. dollars)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

| | 2009<br>$ | 2008<br>$ |
|---|---|---|
| **Shareholder's equity** | 990,172 | 857,602 |
| **Subordinated loans** | - | - |
| | 990,172 | 857,602 |
| **Less:** | | |
| Due from parent | 10,874 | 101,511 |
| Prepaid expenses | 15,422 | 13,689 |
| Account receivable | - | 5,000 |
| Intangible asset | 47,591 | 77,052 |
| Haircut on foreign currency positions | 1,803 | 713 |
| | 75,690 | 197,965 |
| **Net capital pursuant to Rule 15c3-1** | 914,482 | 659,637 |
| **Minimum net capital** | (250,000) | (250,000) |
| **Excess net capital** | 664,482 | 409,637 |

The above calculation does not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2009 filed by JCIUSA on Form X-17A-5 Part II.

Schedule 2 – Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3

JCIUSA operates pursuant to the (k) (2) (ii) exemption to the Reserve and Possession or Control Requirements of SEC Rule 15c3-3.

SIPC-7T

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067368 FINRA DEC
JENNINGS CAPITAL (USA) INC
ATTN: NANCY PECK
520 5TH AVE SW STE 2600
CALGARY ALBERTA T2P3R7
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nancy Peck 403-292-0662

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1281.59

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 380 )

Jan. 22, 2009, July 29, 2009 (230)
(150) Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 901.59

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 901.59

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 901.59

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jennings Capital (USA) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of Feb., 2010.

Chief Financial Officer FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 512,636

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 512,636

2e. General Assessment @ .0025 $ 1281.59

(to page 1 but not less than $150 minimum)

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1) – Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3**

To the Board of Directors of
Jennings Capital (USA) Inc.

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

PRICEWATERHOUSECOOPERS

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

**Chartered Accountants**
Calgary, Alberta
February 25, 2010

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
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**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of
Jennings Capital (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Jennings Capital (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, there were no such adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants
February 25, 2010